Exhibit 4

The undersigned, Charles E. Harris and Susan T. Harris, hereby agree to file jointly this 13D and all amendments, with respect to the Common Stock of Harris & Harris Group, Inc., but disclaim that they are a group.

Date: February 6, 2008

/s/ Charles E. Harris
Charles E. Harris

/s/ Susan T. Harris
Susan T. Harris